

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Armon Sharei, Ph.D.
President and Chief Executive Officer
SQZ Biotechnologies Company
200 Arsenal Yards Blvd, Suite 210
Watertown, MA 02472

  Re: SQZ Biotechnologies Company
    Amendment No. 1 to Registration Statement on Form S-1
    Filed October 26, 2020
    File No. 333-249422

Dear Dr. Sharei:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 Form S-1

Dilution, page 81

1. In computing net tangible book value it appears you included the right-of-use asset. Tell us why this asset should not be excluded as an intangible asset when computing net tangible book value or revise as necessary.

Armon Sharei, Ph.D.
SQZ Biotechnologies Company
October 27, 2020
Page 2

You may contact Christie Wong at 202-551-3684 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Wesley C. Holmes